Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Registration Statement on Form S-1/A of Inspire Veterinary Partners, Inc. (the “Company”) of our report dated April 8, 2024, except for the effect of the reverse stock split described in Note 2 for which the date is June 20, 2024, relating to the consolidated financial statements as of December 31, 2023 and 2022 and for the years then ended which appear in such Registration Statement. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern.

We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Kreit & Chiu CPA LLP

New York, New York

June 21, 2024